24 April 2002
Number: 21/02

BHP BILLITON DETAILS DRAFT FORECAST FINANCIAL STATEMENTS

AND DEMERGER ARRANGEMENTS FOR BHP STEEL

BHP Billiton today announced additional details of the planned demerger arrangements for BHP Steel and provided draft financial forecasts for BHP Steel for the years ending 30 June 2002 and 30 June 2003.

The additional information is provided in accordance with continuous disclosure requirements and market practice in Australia. A copy of the announcement to the stock exchange is attached.

Further BHP Billiton information can be found on our Internet site: http://www.bhpbilliton.com

Australia
 Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Michael Buzzard, Media Relations
Tel: +61 3 9609 3709 Mobile: +61 417 914 103
email: Michael.Buzzard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

The Manager

Company Announcements

Australian Stock Exchange Limited

Sydney NSW 2000

Dear Sir

Demerger of BHP Steel

At the time of the announcement of the creation of the DLC between BHP Limited and Billiton Plc, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on the Australian Stock Exchange.

Over recent months, BHP Billiton has informed the market that the listing is on track for mid 2002 and of certain other relevant matters, including the proposed directors of BHP Steel.

The demerger will be implemented by way of a capital reduction and distribution of 94% of BHP Steel shares to eligible BHP Billiton Limited shareholders on an expected basis of one share in BHP Steel for every five shares held in BHP Billiton Limited. To create a minimum level of supply, BHP Billiton will hold 6% of the total number of BHP Steel shares on issue, which it will offer for sale under a sale facility in connection with the demerger of BHP Steel. BHP Billiton Limited shareholders will also have the option to offer to sell under the sale facility some or all of their BHP Steel shares prior to the listing of BHP Steel on the Australian Stock Exchange.

As foreshadowed at the time of the creation of the DLC, BHP Billiton Plc shareholders will not receive BHP Steel shares. Instead, to ensure equality in the economic treatment of BHP Billiton Plc shareholders, such shareholders will receive a bonus issue of BHP Billiton Plc shares to reflect the market value of the BHP Steel shares being distributed to BHP Billiton Limited shareholders. The size of the bonus issue will be based on the volume weighted average price of BHP Steel shares sold under the sale facility and traded during the first 5 trading days on ASX and BHP Billiton Plc shares traded on the same 5 trading days on the London Stock Exchange.

The demerger of BHP Steel and the issue of bonus shares will be subject to the approval of both sets of shareholders. BHP Billiton Limited proposes to announce details in mid-May, 2002. At that time, all relevant documents, including a scheme booklet in connection with the proposed reduction of capital and scheme of arrangement, and prospectuses in connection with the offering of shares in BHP Steel, will be released.

These documents will include a forecast for BHP Steel for the years ending 30 June 2002 and 30 June 2003. A copy of the latest draft of the forecast is attached to this announcement.

BHP Billiton reserves the right to change the forecast. No person should take any action based on this forecast, including, but not limited to, selling, buying or continuing to hold shares in BHP Billiton. Any person who wants to acquire shares in BHP Steel sold under the sale facility will need to complete an application form that will accompany the disclosure documents.

Yours faithfully,

 Karen J Wood

Company Secretary

Warning

The attached forecast for BHP Steel has been prepared in connection with the demerger of BHP Steel from BHP Billiton Limited ("Steel Demerger"). It is proposed that a forecast will be included in documents sent to the shareholders of BHP Billiton in connection with the Steel Demerger and to other potential investors in BHP Steel ("Disclosure Documents").

The provision of the attached forecast should not be considered as a recommendation in relation to holding, purchasing or selling shares in BHP Billiton Limited, BHP Billiton Plc, BHP Steel or any other company, or to take or not to take any action.

Due care and attention has been used in the preparation of this forecast financial information. However, the usual processes and checks that are undertaken in connection with such information prior to its release in disclosure documents have not yet been completed. Consequently, the information contained in this forecast may be different when included in the Disclosure Documents.

In addition, any forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, by its very nature is subject to significant uncertainties and contingencies, many of which will be outside the control of BHP Steel and not predictable on a reliable basis.

The final forecast will be included in documents which will contain information which, among other things, will assist shareholders of BHP Billiton in deciding whether or not to approve the Steel Demerger and to provide all such information that investors and their professional advisers would reasonably require to make an informed assessment of the assets and liabilities, financial position and performance, profits and losses and prospects of BHP Steel. The attached forecast is not sufficient to make those decisions. Before any decisions are made, all the information contained in the Disclosure Documents should be considered. Any person who wants to acquire shares in BHP Steel will need to complete an application form that will accompany a Disclosure Document.

None of BHP Billiton, BHP Steel, nor their directors or officers, nor the prospective directors of BHP Steel take any responsibility and disclaim all liability to any person who, notwithstanding the warnings contained in this statement not to do so, takes any action based on the attached forecast.

Except where required by law, BHP Billiton has no intention to update this information.

BHP Steel

                    Warning: No action should be taken based on this forecast.  Subject to change.

Unless otherwise indicated, all references to $ or dollars are to Australian Dollars.

  Forecast financial information

In accordance with market practice in Australia, forecast financial information for the years ending 30 June 2002 and 30 June 2003 has been prepared in accordance with Australian GAAP. This information was prepared by the management of BHP Billiton and the management of BHP Steel for use in the Scheme Booklet. Subject to the continuous disclosure requirements imposed upon publicly listed companies, BHP Billiton and BHP Steel do not intend to update this information or to publish forecast financial information in the future.

The forecast financial information provided for BHP Steel includes:
    pro forma forecast statement of financial performance for the year ending 30 June 2002 and the forecast statement of financial performance for the year ending 30 June 2003; and
    pro forma forecast statement of cash flows for the year ending 30 June 2002 and the forecast statement of cash flows for the year ending 30 June 2003.

The pro forma forecast financial information for the year ending 30 June 2002 comprises pro forma historical financial information for the six months ended 31 December 2001 plus the forecast financial information for the six months ending 30 June 2002.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which, as at the date of the Scheme Booklet, are expected to take place, including the key assumptions set out in Part 1.1.1. The forecast financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecast financial information, but reflects the best currently available estimates, including BHP Billiton's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. BHP Billiton and the managements of BHP Billiton and BHP Steel have used due care and attention in the preparation of this forecast financial information and consider the assumptions to be reasonable when viewed as a whole. However, this information is not fact and you are cautioned not to place undue reliance on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of BHP Steel and are not predictable on a reliable basis. Accordingly, none of BHP Billiton, BHP Steel, nor any other person can give any assurance that the forecast financial information will be achieved. Events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the forecast financial information. The sensitivity analysis in Part 1.1.2 is a summary of the sensitivity of the forecast EBIT for the year ending 30 June 2003 to changes in certain key variables. In particular, BHP Steel's forecast EBIT is highly sensitive to assumptions relating to hot rolled coil prices.

The forecast financial information, together with comparative historical financial information for the year ended 30 June 2001, is set out in the tables below. It should be read together with the key assumptions and sensitivity analysis, the risk factors to be described in the Scheme Booklet and other information to be contained in the Scheme Booklet.

Forecast statements of financial performance	Pro forma historical(1)	Pro forma forecast(2)	Forecast
$ million	Year ended 30 June 2001	Year ending 30 June 2002	Year ending 30 June 2003
Revenue(3)	4,941	4,489	4,913
EBITDA	568	421	611
Depreciation and amortisation	263	254	268
EBIT	305	167	343
Net interest expense			27
Profit from ordinary activities before taxation			316
Income tax attributable to profit from ordinary activities			46
Net Profit			270
Profit Attributable to outside equity Interests			16
Profit Attributable to Shareholders			254

    Pro forma historical financial information is after normalisation adjustments to be set out in the Scheme Booklet.
    Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 to be set out in the Scheme Booklet as well as a further $32 million of favourable adjustments in the second half of 2002. The $32 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to the Steel Demerger, $13 million of corporate charges related to one-off transaction costs, and $5 million product warranty payments related to discontinued operations.
    Revenue includes external trading activity totalling $253 million in 2001 declining to $94 million and $35 million in 2002 and 2003

Forecast statements of cash flows	Pro forma Historical(1)	Pro forma forecast(2)	Forecast
$ million	Year ended 30 June 2001	Year ending 30 June 2002	Year ending 30 June 2003
Net operating cash flows before borrowing costs and income tax	631	364	543
Net investing cash flows	(111)	(168)	(198)

Payment of income tax			(6)

Net financing cash flows(3)			(158)
Net increase in cash held			181

  Pro forma historical financial information is after normalisation adjustments to be set out in the Scheme Booklet.
  Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 to be set out in the Scheme Booklet as well as a further $34 million of favourable adjustments in the second half of 2002. The $34 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to Demerger, $15 million of corporate charges related to one-off transaction costs including fees related to the establishment of BHP Steel's new debt facilities, and $5 million product warranty payments related to discontinued operations.
  Net financing cash flows include interest and other financing costs
1.1.1    Key assumptions

The forecast financial information is based on the following key assumptions:

(a) Revenue assumptions

Revenue is forecast to decrease by 9% in the year ending 30 June 2002 to $4,489 million from $4,941 million in the year ended 30 June 2001 and then increase by 9% in the year ending 30 June 2003 to $4,913 million. The key assumptions in respect of revenue are:
    Average FOB price for hot rolled coil exported by BHP Steel decreases by 12% from US$230 per tonne in the year ended 30 June 2001 to US$203 per tonne in the year ending 30 June 2002 and then increases by 14% to US$232 per tonne in the year ending 30 June 2003. The price of hot rolled coil varies between different geographic markets and customer specifications. The forecast average prices reflect the expected mix of hot rolled coil markets and customers.

BHP Steel's forecast net profit is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.

    Forecast slab exports to the US of 350,000 tonnes will not be subject to the 30% tariff introduced by the US government in March 2002 due to the agreement by the US Government not to impose a tariff on Australian exports below 354,000 tonnes per annum.
    Forecast hot rolled coil exports of 250,000 tonnes to BHP Steel's US based customer, Steelscape, will not be subject to the 30% tariff introduced by the US government in March 2002 due to an exemption on those products that has been agreed to by the US Government.
    Average domestic selling prices for metallic coated and painted steel products in Australia and New Zealand remain stable in the years ending 30 June 2002 and 2003 and at the same level as the year ended 30 June 2001.
    Total domestic sales volume in Australia and New Zealand decreases by 2% from 2.63 million tonnes in the year ended 30 June 2001 to 2.59 million tonnes in the year ending 30 June 2002 and then decreases 3% in the year ending 30 June 2003 to 2.52 million tonnes.
    Total export sales from Australia and New Zealand decrease by 12% from 2.66 million tonnes in the year ended 30 June 2001 to 2.34 million tonnes in the year ending 30 June 2002 and then increases by 21% in the year ending 30 June 2003 to 2.84 million tonnes.
    Total sales from Coated Products Asia's three coating facilities decrease by 17% from 0.36 million tonnes in the year ended 30 June 2001 to 0.30 million tonnes in the year ending 30 June 2002 and then increases by 17% in the year ending 30 June 2003 to 0.35 million tonnes. The aggregate volume sold by Coated Steel Asia in its domestic markets as a percentage of total Asian sales volume remains above 60% in both the year ending 30 June 2002 and 30 June 2003.

(b) EBITDA Assumptions

EBITDA is forecast to decrease by 26% in the year ending 30 June 2002 to $421 million from $568 million in the year ended 30 June 2001, and increase by 45% in the year ending 30 June 2003 to $611 million. In addition to the revenue assumptions outlined, the key assumptions in respect of EBITDA are:
    Iron ore and coking coal prices are respectively 2% and 8% higher in the year ending 30 June 2002 compared to the year ended 30 June 2001. Prices for iron ore in the year ending 30 June 2003 are assumed to be in line with those in the year ending 30 June 2002, but coking coal prices increase by 14%.
    Total slab production in Australia and New Zealand decreases by 3% from 5.43 million tonnes in the year ending 30 June 2001 to 5.25 million tonnes in the year ending 30 June 2002 and then increases by 8% in the year ending 30 June 2003 to 5.66 million tonnes. Changes in slab production affect unit costs and hence EBITDA margin.
    Minimal level of industrial strikes or other industrial disturbances for the remainder of the year ending 30 June 2002 and in the year ending 30 June 2003.
    Average scrap to hot rolled coil margin spread in North Star BHP Steel increases to US$162 per tonne in the year ending 30 June 2003 from an average spread of $134 in the year ended 30 June 2002 and US$143 in the year ended 30 June 2001. The benefit which North Star BHP Steel is assumed to derive from stronger US domestic prices is forecast to be partially offset by higher scrap prices.

(c) Net interest assumptions

Net interest expense includes borrowing costs and interest income. Borrowing costs which represent debt interest costs at an average rate of 5.6% per annum.

(d) Taxation assumptions

Taxation assumptions reflect a forecast effective tax rate of 15% in the year ending 30 June 2003. This is lower than the rate of corporation tax within most jurisdictions in which BHP Steel operates primarily due to the utilisation of prior year income tax losses that have not previously been tax effected for statutory accounting purposes.

As at 30 June 2001, BHP Steel had estimated tax losses of $554 million in its New Zealand subsidiaries, $146 million in its Asian subsidiaries and $195 million in the US subsidiary through which it holds its interest in North Star BHP Steel. These tax losses are available to offset against future years' taxable income within these entities if the group continues to comply with the conditions for deductibility imposed by law.

A Tax Bill was introduced in to the New Zealand Parliament in December 2001 to amend the tax legislation concerning the maintenance of the existing level of shareholder continuity required for recoupment of carry forward tax losses in the situation of a demerger.  The amendment is in line with the underlying policy intent of the existing provisions. Royal Assent is anticipated in June 2002.  The legislation is to be made effective from 1 March 2002.  Once the Bill receives Royal Assent, BHP Steel will be able to utilise existing carry forward income losses in New Zealand against future years' taxable income in New Zealand. After the Steel Demerger, significant  changes in the shareholders of BHP Steel could affect the carry forward of tax losses in New Zealand.  BHP Billiton's understanding is that the ability to carry forward losses should not be affected unless either a single shareholder acquires or two or more large shareholders acquire more than 51% of the shares in BHP Steel.

(e) Capital expenditure assumptions

Capital expenditure is forecast to increase to $170 million in the year ending 30 June 2002 from $105 million in the year ended 30 June 2001 and then increase to $198 million in the year ending 30 June 2003. The increased expenditure is primarily attributable to reducing emissions at Port Kembla Steelworks' sinter plant, an upgrade of Port Kembla Steelworks' hot strip mill and the expansion of BHP Steel's roll-forming capacity in Asia.

(f) General

The following general assumptions are relevant to the forecast financial information:
    Average Australian dollar/US dollar exchange rate of A$1/US$0.51 in the year ending 30 June 2002 and A$1/US$0.52 in the year ending 30 June 2003.
    No significant change in the economic conditions prevailing in Australia and the markets in which BHP Steel operates, other than those changes reflected in the key revenue assumptions.
    No significant change in the legislative regimes and regulatory environments in the jurisdictions in which BHP Steel or its key customers or suppliers operate, other than the trade sanctions noted in the key revenue assumptions.
    No change in applicable accounting standards that would have a material impact on BHP Steel's financial reporting or disclosure.
    No change in the taxation legislation that would have a material impact on BHP Steel's forecast financial position.
    No material environmental losses or material legal claims.
    No material adverse change in the competitive environment in the Australian steel industry.
    No material acquisitions or disposals.
            1.1.2    Sensitivity analysis

The forecast financial information is based on certain economic and business assumptions about future events. Set out below is a summary of the sensitivity of the forecast EBIT to variations in a number of key variables. The sensitivity analysis is specific to the steel prices, exchange rates, volumes and costs forecast for the year ending 30 June 2003. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is likely that BHP Steel's management would respond to any adverse change in one variable by taking action to minimise the net effect on BHP Steel's earnings.

                (a) Hot rolled coil price sensitivity

BHP Steel's forecast EBIT is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.

International steel prices are volatile and difficult to forecast. For example, in the last five years, the European exported hot rolled coil price has sometimes varied by as much as US$140 per tonne in a 12 month period. During this period, the average European exported hot rolled coil price was around US$270 per tonne and the standard deviation was US$52. The assumed increase in the year ending 30 June 2003 may therefore not occur in that period or may not be as large or as sustained as forecast. The business risks associated with the volatility of international steel prices and the difficulties in forecasting them are to be set out in the Scheme Booklet.

Hot rolled coil price sensitivity analysis $ million Assumption	Impact on forecast EBIT for the year ending 30 June 2003
+/- US$25/tonne movement in average hot rolled coil price(1)	104

(1) The sensitivity analysis assumes a US$25 per tonne equivalent impact on the price of export cold rolled coil and plate, and a US$19 per tonne impact on the price of export slab. Prices of export metallic coated and painted steel products as well as Australian domestic pipe and tube products are assumed to change by less than US$25 per tonne due to the existence of other market factors. The sensitivity excludes the impact on North Star BHP Steel which is separately considered in the sensitivity in Part 1.2.2(b) below.

        (b) Other significant sensitivities

Other significant sensitivities $ million Assumption	Impact on forecast EBIT for the year ending 30 June 2003
+/- US$10/tonne movement in North Star BHP Steel scrap to hot rolled coil price spread	16
+/- 2% movement in slab production in Australia and New Zealand	14
+/- 1c movement in Australian dollar/US dollar exchange rate(1)	10
+/- US$1/tonne movement in coking coal costs	7
+/- US$1/tonne movement in iron ore costs	14

(1) The movement in the Australian dollar/US dollar exchange rate includes a restatement of US dollar denominated receivables and payables.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia